UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A:
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Golden Trinity, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Organization
      Wyoming

      Date of organization
      March 21, 2024

      Registered Agent and Business Address in Wyoming
      30 N. Gould Street, Suite R
      Sheridan, Wyoming 82801

Primary physical address of issuer
4886 S. 1150 E.
Ogden, Utah 84403

Website of issuer
www.goldentrinitygroup.com

Name of intermediary through which the Offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
001872856

SEC file number of intermediary
8-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
Eight- and one-half percent (8.5%) of the amount raised, $17,500 in upfront compensation, and $2,000/month for account management and software access.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Enterprise Bank & Trust, a Missouri chartered trust company.

Type of security offered
Units of Class A Investing Membership Interests

Target number of Securities to be offered
976 Units of Class A Investing Membership Interests

Price (or method for determining price)
$50.00 per Class A Investing Membership Interest, with a minimum purchase requirement of 20 Class A Units up to a minimum purchase price of $1,025.00.

Target offering amount
$50,020.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: at the Company's discretion

Maximum offering amount
$4,999,950

Deadline to reach the target offering amount
May 31, 2025

Description of the process to complete the transaction or cancel an investment commitment
Investors funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company, until the target offering amount is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline or until the target offering amount is reached, whichever comes first.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: zero (0)

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

June 5, 2024

FORM C

Up to $4,999,950.00

Golden Trinity, LLC



Units of Class A Investing Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Golden Trinity, LLC, a Wyoming Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Class A Investing Membership Interests of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers," "Investing Members" or "Limited Partner Members." The Company intends to raise at least $50,020.00 and up to $4,999,950.00 from Investors in the offering of the Securities described in this Form C (this "Offering"). The minimum number of Securities that can be purchased is twenty (20) Class A Membership Interest units per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*." To purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities, LLC (the "Intermediary"). The Intermediary will be entitled to receive the following fees related to the purchase and sale of the Securities:

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,025.00	$87.13	$937.87
Target Minimum Offering Amount	$50,020.00	$4,251.70	$45,768.30
Maximum Offering Amount	$4,999,950.00	$424,995.75	$4,574,954.25

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your <u>entire</u> <u>investment</u>. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. The Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at goldentrinitygroup.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 5, 2024.

The Company has certified that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: goldentrinitygroup.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Golden Trinity, LLC (the "Company") is a Wyoming Limited Liability Company, formed on March 21, 2024. The owner and holder of the Class M Membership Interests of the Company is Golden Trinity Management, LLC. Golden Trinity Management, LLC is the Managing Member of the Company and is hereinafter referred to as the "Managing Member."

The Company's principal place of business in Wyoming is located at 30 N. Gould Street, Suite R Sheridan, Wyoming 82801. The Company's principal mailing address is 4886 S. 1150 E. Ogden, Utah 84403.

The Company's website is www.goldentrinitygroup.com. Investors will be able to find the Company's annual report on the Company's website by 120 days after the end of the Company's fiscal year.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Offering

Minimum amount of Units of Class A Investing Membership Interests being offered	976
Total Units of Class A Investing Membership Interests outstanding after Offering (if minimum amount reached)	976
Maximum amount of Units of Class A Investing Membership Interests	97,560
Total Units of Class A Investing Membership Interests outstanding after Offering (if maximum amount reached)	97,560
Purchase price per Unit	$50.00 per Class A Investing Membership Interest, with a minimum purchase requirement of 20 Class A Units up to a minimum purchase price of $1,025.00.
Minimum investment amount per investor	$1,025.00
Offering deadline	May 31, 2025
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value. Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

RISK FACTORS

Risks Related to the Company's Business and Industry:

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Wyoming on March 21, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered considering the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating

expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects considering the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the managers of the Managing Member of the Company and key employees.

In particular, the Company is dependent on Noelle Randall and John Raymond. Ms. Randall and Mr. Raymond are Managers of the Managing Member and the holder of all the Class M Membership Interests of the Company. Golden Trinity Management, LLC, a Wyoming limited liability company is the holder of all Class M Membership Interests of the Company and serves as the Managing Member of the Company. The Company has or intends to enter into employment agreements with Noelle Randall and John Raymond although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period. The loss of Noelle Randall, John Raymond, or any manager or member of Managing Member could negatively impact the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

To achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with, and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Noelle Randall and John Raymond, as Managers of the Managing Member and the holder of all the Class M Membership Interests of the Company, to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either Noelle Randall or John Raymond die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to

work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain issues, fluctuations in property values and mortgage rates, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including because of being unable to raise additional capital on acceptable terms to us, if at all.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Wyoming on March 21, 2024. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered considering the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Noelle Randall and John Raymond. Ms. Randall and Mr. Raymond are Managers of the Managing Member. Golden Trinity Management, LLC, a Wyoming limited liability company, is the holder of all Class M Membership Interests of the Company and serves as the Managing Member of the Company. The Company has or intends to enter into employment agreements with Noelle Randall and John Raymond although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period. The loss of Noelle Randall, John Raymond, or any manager or member of Managing Member could negatively impact the Company's business, financial condition, cash flow and results of operations.

Investors in the Company's properties may finance their acquisition with mortgage financing.

Housing and real property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility.

The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's properties as well as adversely affect the ability of prospective homebuyers to sell their current homes. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.

Our business of acquiring residential and commercial real properties for resale or wholesale or acquiring equity or other interests in e-commerce or other businesses will compete with other similarly situated and better capitalized competitors to attract profitable residential and commercial properties. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes, and governmental regulations. Given our significant competition, we cannot assure you that it will be successful in developing or acquiring properties or in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.

The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery, we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets because of the difficult economic environment.

Economic conditions or the real estate and other markets generally may not fully recover in the near term, in which case we could experience losses and write-downs of assets and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. If we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

We do not carry property insurance.

We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be

able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.
Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for several unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.
As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.
Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain any audited income statements with respect to the Property. The Company does not have any income or operating history and, as a result, has not yet obtained audited income statements with respect to the Company or any Property.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.
We are a startup Company, and our business model currently focuses on acquiring real property rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund

our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount or target offering amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 31, 2025 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future because of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our property acquisitions, developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

The Property has no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company does not presently own real property. As a result, the Company has generated no revenue since the date of our inception. Accordingly, the Company has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered considering the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects considering the risks, expenses and challenges faced as an early-stage company.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.
Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and have the potential to interfere with our business by disrupting our tenants' ability to conduct their businesses.

Risks Related to the Securities

The Units of Class A Investing Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Units of Class A Investing Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Class A Investing Membership Interests. Because the Units of Class A Investing Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Class A Investing Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of Class A Investing Membership Interests may also adversely affect the price that you might be able to obtain for the Units of Class A Investing Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owner beneficially owns up to 100.00% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Wyoming law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, and financial backing.

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members based on their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of the Managing Member's Liability
The Company's Operating and Limited Membership Agreement provides that the Managing Member, Golden Trinity Management, LLC, and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company, pursuant to the terms of the Company's Operating and Limited Membership Agreement. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Managing Member or for any other reason, except in limited circumstances as allowed under Wyoming law. Please consult the Operating and Limited Membership Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related, or other reasons. If we are unable to affect a registration, Purchasers could be unable to sell the Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company does not currently own any properties or any equity or interests in any business entities but is generally seeking to acquire residential and commercial real properties with the general characteristics described below. In addition, the Company is generally seeking to acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow.

Description of the Property

The Company will seek to acquire residential and commercial real property. The Company will seek residential property (single- and multi-family) that can be profitably acquired, fixed, and sold, turned into notes for the wholesale note market, or developed in conjunction with other investors. The Company will also seek large multi-family properties from 10-100 rental unit apartments with profitable cash flow that are in areas that are appreciated. The Company will also seek to acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow.

Business Plan

The Company seeks to provide equity capital to be used for commercial and residential real estate projects being developed by the Managing Member and/or its Affiliates or others, including, but not limited to, soft and hard costs of, buying/selling residential real estate, system development, etc., and the pursuit of business opportunities related to the development and/or acquisition of commercial and residential real estate, including the acquisition and development of residential real estate for use in the short-term rental and home sharing space. Our equity capital may also be deployed in leveraged properties, other real estate related opportunities and potential opportunities not related to real estate. The Fund is primarily designed for the acquisition and development of residential real estate for use in the short-term and home-sharing market and relatively short-term turnaround scenarios with a view towards exiting our position in properties soon after development, position, or acquisition. The Company expects that the Fund's capital shall be used to identify, develop, and market commercial real estate projects, residential real estate projects and other real estate related profitable ventures. However, the Company expects to occasionally invest in long-term real estate projects and developments looking to invest in multiple locations. The Company may also acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow. Once an investment in a particular property, enterprise, or business, the Company expects to exit the investment and provide distributions of any profits to our Investing Members. Additional information can be found in the Company's Regulation Crowdfunding Offering Statement attached hereto as an exhibit to the Form C.

Managing Member

The Company is operated by the following Managing Member, which is an entity:

Name	Description	Years in business	Transaction fee
GoldenTrinity Management, LLC	A Wyoming limited liability company	< 1	2.5% of the amount raised.

Intellectual Property

The Company is dependent on the following intellectual property: none

Other

The Company maintains its principal mailing address and may conduct business in Utah.
Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	8.00%	$4,000.00	8.00%	$400,000.00
Transaction Fees	2.5%	$1,250.00	2.5%	$125,000.00
Campaign marketing expenses or related reimbursement	25.00%	$12,500.00	5.00%	$250,000.00
Estimated Attorney Fees	2.50%	$1,250.00	1.50%	$75,000.00
Estimated Accountant or Auditor Fees	0.80%	$400.00	0.70%	$35,000.00
General Marketing	13.00%	$6,500.00	1.50%	$75,000.00
Research and Development	5.00%	$2,500.00	0.60%	$30,000
Equipment Purchases	3.20%	$1,600.00	0.20%	$10,000
Purchase of Real Property	0.00%	$0	70.00%	$3,500,000
General Working Capital	40.00%	$20,020.00	10.00%	$904,950
Total	**100.00%**	**$50,020.00**	**100.00%**	**$4,999,950**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company expects that the Fund's capital shall be used to identify, develop, and market commercial real estate projects, residential real estate projects and other real estate related profitable ventures. However, the Company expects to occasionally invest in long-term real estate projects and developments looking to invest in multiple locations. The Company may also acquire equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow. Once an investment in a particular property, enterprise, or business, the Company expects to exit the investment and provide distributions of any profits to our Investing Members.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to the discretion of the Managing Member.

DIRECTORS, OFFICERS, AND EMPLOYEES

Managers of the Company and of the Managing Member

The Managers of the Company and of the Managing Member are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Noelle Randall – Manager of the Company and Manager of the Managing Entity.
John Raymond – Manager of the Company and Manager of the Managing Entity.

All positions and offices held with the Company and date such position(s) was held with start and ending dates:

Ms. Randall has held the position of Manager of the Managing Member, Golden Trinity Management, LLC from March 21, 2024, until the present. In addition to these roles, Ms. Randall is currently employed full time as a real estate entrepreneur, renowned author, mentor, and speaker.

Mr. Raymond has held the position of Manager of the Managing Member, Golden Trinity Management, LLC from March 21, 2024, until the present. In addition to these roles, Mr. Raymond is currently employed full-time with Raymond Capital Partners, LLC.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ms. Randall has been a thriving entrepreneur for over 20 years and is a successful real estate entrepreneur, renowned author, mentor, and speaker. Her real estate experience has been instrumental in her personal success, as well as the success of countless professionals throughout the United States. As CEO of Noelle Randall Coaching, Noelle offers business opportunities for other entrepreneurs, allowing hundreds to create wealth and financial independence through her mentorship. She has also created the opportunity to become an owner of properties across the country and obtain passive income with her company NuuRez Inc. She is also the Executive Director of the Marley Simms Foundation, a public non-profit organization dedicated to promoting children's literacy and whose mission is to advance the diversity of thought in

children by providing access and awareness to books from diverse authors and those that discuss diverse topics.

Mr. Raymond has been an investor and consultant for a wide variety of businesses, with a focus on operations and management. He has worked as a private consultant to businesses for over 20 years and is currently employed by and affiliated with JR3 Capital, LLC and Raymond Capital, LLC from 2019 to the present.

Education

Ms. Randall received her MBA from Baylor University and her MPS from Penn State University.
Mr. Raymond received his MBA from Washington State University.

Disclosure of the bankruptcy of John Raymond, a Manager of the Company and the Manager of the Managing Member.
John Raymond, a Manager of the Company, and the Manager of the Managing Member of the Company, filed for Chapter 7 bankruptcy in August of 2009. The bankruptcy case was discharged in December 2009 and closed in May 2010.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero (0) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Limited Membership Interests
Amount outstanding	97,560
Voting Rights	Class A Units are non-voting membership interests.
Anti-Dilution Rights	None
How this Security may limit, dilute, or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Type of debt	None
Name of creditor	None
Amount outstanding	$0.00
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is zero (0).

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned and controlled by Golden Trinity Management, LLC, which also serves as the Managing Member of the Company. The Managing Member holds all Class M Membership Interests pursuant to the Company's Operating and Limited Membership Agreement. The Managing Member is owned and controlled by NRFR Investments, LLC (who owns 51% of the membership interests of the Managing Member) and JR3 Capital, LLC (who owns 49% of the membership interests of the Managing Member).

The beneficial owners of 20% percent or more of the Company's outstanding Class M Membership Interests, which represent voting equity securities pursuant to the Company's Operating and Limited Membership Agreement, calculated based on voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
NRFR Investments, LLC Controlling shareholder: Noelle Randall	51.00%
JR3 Capital, LLC Managing Member: John Raymond	49.00%

Following the Offering, the Purchasers share of the profits of the Company will be an amount equal to 20.0% if the Minimum Amount is raised and 20.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Unaudited financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company, and our primary expenses consist of the following: the cost of real estate acquisitions, legal and marketing expenses related to company operations and acquisitions, construction costs, and the costs of raising capital, including expenses related to the online crowd-funding portal. We do not anticipate generating revenue until November 1, 2025.

The Company intends to achieve profitability in the next 18 months by providing equity capital to be used for profitable residential & commercial real estate projects. The Company also intends to achieve profitability by acquiring equity and/or other interests in one or more e-commerce related and/or other businesses that generate positive cash flow.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $0.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the plan, the Company intends to implement, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. Audited inception financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 97,560 Units of Class A Investing Membership Interests for up to $4,999,950.00. The Company is attempting to raise a minimum amount of $50,020.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 31, 2025 (the "Offering Deadline") to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $4,999,950.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Purchaser funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company, until the target offering amount is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or until the target offering amount, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the target offering amount has been reached. If the Company reaches the target offering

amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

If a Purchaser does not cancel an investment commitment before the 48-hour period prior to the offering deadline or the target offering amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive verification of Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

If any material change (other than reaching the target offering amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,025.00.

The Offering is being made through DealMaker Securities, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Commission/Fees

Eight- and one-half percent (8.5%) of the amount raised, $17,500 in upfront compensation, and $2,000/month for account management and software access.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Limited Partner Members." The Company's Managing Member determines when and how distributions are made. Distributions are calculated by Distributions to holders of the Units of Class A Investing Membership Interests are to be calculated as follows: 10% on capital contributions and 10% of profits of the Company distributed pro-rata based on the shares of Class A Membership Interests held. Distributions are apportioned to Limited Partner Members by Distributions are first made to holders of the Units of Class A Investing Membership Interests. Distributions are to be made at the sole discretion of the Managing Member. The Limited Partner Members are entitled to a preferred return. The preferred return to Limited Partner Members is equal to 10% of the capital contributions of the amount invested by a Limited Partner Member and entitles such Limited Partner Member to receive 10% of the capital contributions of the amount invested prior to holders of other equity interests in the Company receiving any distributions. The Company will not be required to make special minimum tax distributions to Limited Partner Members if regular distributions are insufficient to pay such holders' tax liabilities.

Capital Contributions

Limited Partner Members are not required to make additional capital contributions following the Offering to the Company.

Transfer

Limited Partner Members will not be able to transfer their Securities without the approval of the Company. All transfers of Securities are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a Limited Partner Member upon such Limited Partner Member's withdrawal from the Company.

Voting and Control

The Limited Partner Members holding Securities have the following voting rights: None

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

As a minority holder of the Company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior Exempt Offerings
The Company has not made any prior exempt offerings.

Other Material Terms

The Company does have the right to repurchase the Units of Class A Investing Membership Interests upon the following conditions: the Company may elect to redeem the Units of a Class A Investing Member by paying the Investing Member the purchase price paid for the Units plus any distributions credited towards such Units. Upon such repurchase, Purchasers are guaranteed a return on their investment.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member considering the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary, and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation

when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend, and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100-partner limitation. The Company may not comply with this safe harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately

on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions, and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions, and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction, or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by considering all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, considering all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution, or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income, i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on

property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to,

among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction, and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the

income or gains of the Company, which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered. Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel, or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
The Company has the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

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SIGNATURES

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

John Raymond
_____
(Name)

Manager of Golden Trinity Management, LLC, the Managing Member and Class M Member of Golden Trinity, LLC
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

John Raymond
_____
(Name)

Manager of Golden Trinity Management, LLC, the Managing Member and Class M Member of Golden Trinity, LLC
_____
(Title)

_____
(Signature)

Noelle Randall
_____
(Name)

Manager of Golden Trinity Management, LLC, the Managing Member and Class M Member of Golden Trinity, LLC
_____
(Title)

_____
(Date)

I, John Raymond, being the Manager of Golden Trinity Management, the Managing Member and Class M Member of Golden Trinity, LLC (the "Company"), hereby certify as of this that:

(i) the accompanying <u>unaudited</u> financial statements of the Company, which comprise the balance sheet as of March 31, 2024 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended March 31, 2024, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending March 31, 2024, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

_____
(Signature)

John Raymond
_____
(Name)

Manager of Golden Trinity Management, LLC, the Managing Member and Class M Member of Golden Trinity, LLC
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Audited Inception Financial Statements
Exhibit B   Subscription Packet and Agreement

EXHIBIT A
Audited Inception Financial Statements

GOLDEN TRINITY LLC

AUDITED FINANCIAL STATEMENTS

AS OF INCEPTION (MARCH 21, 2024)

(Expressed in United States Dollars)





10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Golden Trinity, LLC
Newport Beach, California

Opinion

We have audited the financial statements of Golden Trinity, LLC, which comprise the balance sheets as of Inception (March 21, 2024), and the related statements of income, changes in stockholders' equity, and cash flows as of Inception (March 21, 2024), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Golden Trinity, LLC as of March 21, 2024, and the results of its operations and its cash flows as of Inception (March 21, 2024) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Golden Trinity, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Golden Trinity LLC's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Golden Trinity LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about Golden Trinity LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

May 22, 2024
Los Angeles, California

As of inception	March 21, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	-
	-
Total assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS EQUITY	
Members' equity	-
Retained earnings/(Accumulated Deficit)	-
Total Members' Equity	-
Total Liabilities and Members' Equity	$ -

See accompanying notes to financial statements.

As of inception	March 21, 2024
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

GOLDEN TRINITY LLC
STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY
AS OF INCEPTION (MARCH 21, 2024)

(in , $US)	Members' equity		Retained earnings/ (Accumulated Deficit)		Total Members' Equity	
Inception date (March 21, 2024)	$	-	$	-	$	-
Contribution		-		-		-
Net income/(loss)		-		-		-
Balance— (March 21, 2024)	$	-	$	-	$	-

See accompanying notes to financial statements.

As of Inception	March 21, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net income/(loss)	$ -
Net cash provided/(used) by operating activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of equity interest	-
Net cash provided/(used) in investing activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Contribution	-
Net cash provided/(used) by financing activities	-
Change in cash	-
Cash—beginning of year	-
Cash—end of year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES	
Purchase of property and equipment not yet paid for	$ -
Issuance of equity in return for note	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Golden Trinity LLC was formed on March 21, 2024, as a Wyoming LLC. The financial statements of Golden Trinity LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ogden, Utah.

Golden Trinity LLC is a start-up, established to operate in real estate and pooled investments industries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 21, 2024, the Company's cash and cash equivalents have not exceeded FDIC insured limits.

Income Taxes

Golden Trinity LLC is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2024 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of March 21, 2024

Member's name	Ownership percentage
Golden Trinity Managment LLC	100.0%
TOTAL	**100.0%**

4. DEBT

The Company has no debt as of March 21, 2024.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 21, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. GOING CONCERN

The Company lacks significant working capital and has commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Subscription Packet and Agreement for Golden Trinity, LLC

GOLDEN TRINITY, LLC
(A Wyoming Limited Liability Company)

SUBSCRIPTION BOOKLET

GOLDEN TRINITY, LLC

<u>SUBSCRIPTION BOOKLET</u>

<u>Subscription Documents</u>

In connection with your consideration as investors for the sole purpose of providing certain information about a potential investment in Units of Class A Investing Membership Interests of Golden Trinity, LLC (the "**Company**") (the "Securities"), you have been provided with access to or copies of the following documents (the "**Subscription Documents**"):

1.   Confidential Private Placement Memorandum relating to the Company (together with any supplements thereto);

2.   Operating and Limited Membership Agreement of the Company (as amended and/or restated, the "**Limited Membership Agreement**");

3.   Signature Page to the Limited Membership Agreement (included in this booklet);

4.   Subscription Agreement of the Company (the "**Subscription Agreement**") (included in this booklet); and

5.   Privacy Notice (included in this booklet).

<u>Subscription Instructions</u>

To subscribe for a limited membership interest in the Company, a prospective investor (the "**Subscriber**") must review each of the Subscription Documents and complete and submit certain of the Subscription Documents as instructed below.

Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

A.   Sign and date one copy of the Subscriber Signature Page to the Subscription Agreement.

B.   Complete the attachments to the Subscription Agreement indicated below:

C.   Sign and date one copy of the Limited Membership Signature Page to the Limited Membership Agreement.

Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

ii

GOLDEN TRINITY, LLC

SUBSCRIPTION AGREEMENT

The undersigned (the "**Subscriber**") hereby agrees with Golden Trinity, LLC a Wyoming limited liability company (the "**Company**"), as set forth below. Capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Operating and Limited Membership Agreement of the Company, (as amended and/or restated and in effect from time to time, the "**Limited Membership Agreement**"). If the Subscriber is a trustee subscribing on behalf of a trust and has so indicated on its signature page heretoand specified the type of trust on behalf of which the Subscriber is subscribing, references in this Agreement to the "Subscriber" are intended to refer to the trust estate rather than to the trustee individually unless the context otherwise requires.

1. **Subscription**. The Subscriber hereby irrevocably subscribes for a limited membership interest in the Company (the "**Interest**") in accordance with and subject to the terms, provisions and conditions set forth herein and in the Limited Membership Agreement and, in connection therewith, agrees to become a limited member (a "**Limited Member**") of the Company subject to acceptance of this Subscription Agreement.

2. **Acceptance/Rejection of Subscription; Payment**. Acceptance of this Subscription Agreement shall be by the execution of this Subscription Agreement by the Managing Member on behalf of the Company. The Subscriber understands that the Managing Member reserves the right to reject the subscription evidenced by this Subscription Agreement in whole or in part for any reason whatsoever (the amount of the Investment, if any, accepted by the Managing Member is specified on the Company's signature page hereto and is referred to herein as the Subscriber's "**Aggregate Subscription Price**"). If this Subscription Agreement is rejected by the Company, the subscription of the Subscriber herein shall become null and void. Upon such rejection, the Subscriber shall have no further obligations to the Company, except for such obligations of confidentiality as the Subscriber has agreed to by acceptance of the Memorandum (as defined below) and/or pursuant to a nondisclosure agreement between the Management Company (defined below) and the Subscriber. If the subscription evidenced by this Subscription Agreement is accepted by the Managing Member in whole or in part, the Subscriber shall be admitted to the Company as a Limited Member on the date established by the Company. The Subscriber agrees to pay its Aggregate Subscription Price to the Company at the times and in the manner set forth in the Limited Membership Agreement. The Subscriber understands and agrees that, except as otherwise provided in the Limited Membership Agreement, the Subscriber may not make less than the full amount of any capital contribution required under the Limited Membership Agreement, and that default provisions with respect thereto, pursuant to which the Subscriber may suffer substantial adverse consequences, are contained in the Limited Membership Agreement.

3. **Acknowledgements, Representations, Warranties and Agreements**. The Subscriber acknowledges, represents, warrants, and agrees that the following statements are true as of thedate hereof and will be true as of the date the Company admits the Subscriber to the Company as a Limited Member, if ever, and as of each date on which the Subscriber

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makes a capital contribution to the Company:

3.1   *Subscriber Information.* The Subscriber information specified by the Subscriber on hereto is complete and correct.

3.2   *Subscriber's Diligence.* The Subscriber has been furnished with, and has carefully read, the Confidential Private Placement Memorandum relating to the Company (as supplemented, amended or restated from time to time, the "**Memorandum**") and the Limited Membership Agreement, and the Subscriber acknowledges and agrees that the Memorandum and the Limited Membership Agreement supersede any other offering materials previously made available to prospective investors. In considering his, her or its subscription, the Subscriber (i) has been given the opportunity to make a thorough investigation of the current and proposed activities of the Company, (ii) has been furnished with all materials relating to the Company and its proposed activities that the Subscriber has requested, (iii) has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations made or information conveyed to the Subscriber, and (iv) has been given the opportunity to ask questions of, and receive answers from, the Managing Member concerning the terms and conditions and other matters pertaining to an investment in the Company. In considering his, her or its subscription, the Subscriber has not relied upon any representations made by, or other information (whether oral or written) furnished by or on behalf of, the Company, any placement agent (if applicable), or any partner, member, manager, director, officer, employee or agent of the Company or any Affiliate of such persons, other than as set forth in the Memorandum, this Subscription Agreement and the Limited Membership Agreement. "**Affiliate**" means, with respect to any individual or entity, any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the individual or entity and "**control**" with respect to an entity means the power to exercise a controlling influence over the management or policies of such entity. The Subscriber recognizes that an investment in the Company involves certain risks, and the Subscriber understands and accepts such risks. The Subscriber has carefully considered and has, to the extent the Subscriber believes such discussion necessary, discussed with legal, tax, accounting, regulatory and financial advisers the suitability and potential risks of the subscription considering his, her or its tax and financial situation, and has determined that the Interest is a suitable investment for him, her or it.

3.3   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

3.4   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or

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prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer.

3.5   Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3.6   *Subscriber's Sophistication*. The Subscriber (either alone or together with any advisors retained by the Subscriber in connection with evaluating the merits and risks of the prospective investment in the Company) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of subscribing for the Interest, and is able to bear the economic risk of its investment in the Company for an indefinite period of time, including a complete loss of capital. The Subscriber's decision to invest in the Company was made in the state (or, if outside the United States, the country) indicated in Attachment 1 hereto as the address of the Subscriber's primary contact.

3.7   *Subscriber Not an Advisory Client*. The Subscriber acknowledges that: (i) neither the Managing Member, nor any of its Affiliates nor any of their respective partners, members, managers, officers, employees or agents (each, a "**Sponsor Party**") has acted for the Subscriber or advised the Subscriber in connection with the Subscriber's subscription for the Interest; (ii) accordingly, no Sponsor Party is responsible for providing the Subscriber with the protections afforded to clients of any Sponsor Party in connection with the Subscriber's subscription for the Interest; (iii) no advisory services will be provided to the Subscriber and no duties will be owed to the Subscriber except in the Subscriber's capacity as a Limited Member of the Company; and (iv) the Subscriber has taken such advice from such other persons (if any) as the Subscriber considers appropriate.

3.8   *Subscription for Investment Only*. The Interest is being subscribed to for the Subscriber's own account and not for the account of any other person, for investment only and not with a view to, or with any intention of, a distribution or resale thereof, in whole or in part, or the grant of any participation therein.

3.9   *No Derivative Transactions*. Unless otherwise agreed in a separate writing by the Managing Member, the Subscriber has not entered into and will not enter into: (i) a swap, structured note or other derivative instrument with a third party, the return from which is based in whole or in part on the return of the Company; (ii) a variable annuity or insurance policy with a third party, the value of which is based in whole or in part on the return of the Company; or (iii) any other hedging transactions involving the Interest.

3.10   *No Advisory Relationship to Company*. Neither the Subscriber nor any of its Affiliates has discretionary authority or control, or otherwise provides investment advice, directly or indirectly, with respect to the assets of the Company.

3.11   *Not a Registered Offering*. The Subscriber is fully aware that the offering and sale

of limited membership interests in the Company, including the Interest being acquired by the Subscriber, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), or any applicable securities laws of any states or other jurisdictions and have been made in reliance upon federal and state exemptions for transactions not involving a public offering. The Subscriber acknowledges that at no time was the Subscriber presented with, or solicited by, any leaflet, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of general advertising or general solicitation with respect to the Company.

3.12   *Rule 506(d) and Rule 506(e) Compliance*. The Subscriber, after due inquiry, represents and warrants that unless the Subscriber has answered "Yes" to a question on Attachment 2 and has made a separate written disclosure to the Company relating to the information requested by Attachment 2, neither the Subscriber, nor any person who for purposes of Rule 506(d) and Rule 506(e) under the Securities Act (collectively, the "**Bad Actor Rule**") beneficially owns or will beneficially own the Subscriber's interest in the Company is subject to any conviction, order, judgment, decree, suspension, expulsion or bar described in the Bad Actor Rule, whether it occurred or was issued before, on or after September 23, 2013, and agrees that it will notify the Company immediately upon becoming aware that the foregoing is not, or is no longer, complete and accurate in every material respect, including as a result of events occurring after the date of this Subscription Agreement. In furtherance thereof, the Subscriber represents and warrants that it has accurately answered the questions on Attachment 2.

3.13   *Restrictions on Transfer*. The Subscriber understands that the Interest cannot be resold ortransferred unless it is subsequently registered under the Securities Act and the applicablelaws of any states or other jurisdictions, or unless an exemption from such registration is available. The Subscriber also understands that any transfer of the Interest, or any part thereof, is subject to certain restrictions set forth in the Limited Membership Agreement, including without limitation, approval by the Managing Member. The Subscriber understands that the Interest will not be evidenced by a certificate subject to Article 8 of the Uniform Commercial Code.

3.14   *Investment Company Act Representations*. The Subscriber acknowledges that the Company has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**").

3.15   *Independent Decision*. If the Subscriber is an entity: (i) it was not formed or recapitalized (*e.g.*, through new investments made in the Subscriber solely for the purpose of financing its acquisition of the Interest and not pursuant to a prior financial commitment) for the purpose of investing in the Company (ii) its decision to purchase the Interest was made in a centralized fashion (*e.g.*, by a board of directors, general partner, manager, trustee, investment committee or similar governing or managing body); (iii) it is not managed to facilitate the individual decisions of its beneficial owners regarding investments (including the purchase of

6

the Interest); (iv) its shareholders, partners, members or beneficiaries, as applicable, did not and will not have any discretion to determine whether or how much of the Subscriber's assets are invested in any investment made by the Subscriber (including the Subscriber's purchase of the Interest), or have the ability individually to elect whether or to what extent such shareholder, partner, member or beneficiary, as applicable, will participate in the Subscriber's purchase of the Interest;

3.16   *Natural Person Power and Capacity; No Conflicts*. If the Subscriber is a natural person, the execution, delivery and performance by the Subscriber of this Subscription Agreement and the Limited Membership Agreement are within the Subscriber's legal right, power and capacity, require no action by or in respect of, or filing with, any governmental body, agency or official (except as has been previously obtained and is in full force and effect), and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument to which the Subscriber is a party or by which the Subscriber or any of his or her assets is bound.

3.17   *Entity Power and Authority; No Conflicts*. If the Subscriber is an entity: (i) it is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation; (ii) the execution, delivery and performance by it of this Subscription Agreement and the Limited Membership Agreement are within its powers, have been duly authorized by all necessary corporate or other action on its behalf, require no action by or in respect of, or filing with, any governmental body, agency or official, except as has been previously obtained and is in full force and effect, and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of its certificate of incorporation or other comparable organizational documents or any agreement, judgment, injunction, order, decree or other instrument to which the Subscriber is a party or by which the Subscriber or any of its properties is bound; and (iii) it has its principal place of business at the address set forth on Attachment 1.

3.18   *Due Execution; Binding Agreement*. This Subscription Agreement and the Limited Membership Agreement have been duly executed and delivered by the Subscriber. This Subscription Agreement constitutes, and if the Subscriber is accepted as a Limited Member of the Company, then the Limited Membership Agreement will constitute, valid and binding agreements of the Subscriber, enforceable against the Subscriber in accordance with their respective terms.

3.19   *Pass-Through Entity*. If the Subscriber is a partnership, grantor trust, S corporation or other entity treated as a pass-through entity for U.S. federal tax purposes (a "**Pass-Through Entity**"): (i) at no time will 50% or more of the value of any beneficial owner's direct or indirect interest in the Subscriber be attributable to the Subscriber's interest in the Company; (ii) at no time will 50% or more of the Subscriber's value be attributable to the Subscriber's interest in the Company; and (iii) the Subscriber's beneficial owners are not investing in the Company through a

Pass-Through Entity with a principal purpose of permitting the Company to satisfy the 100-partner limitation set forth in Treasury Regulations Section 1.7704-1(h) (regarding the private placement safe harbor from treatment as a publicly traded partnership). In addition, the Subscriber understands that the Company is not intended to be treated as a publicly traded partnership taxable as a corporation under the rules of Section 7704 of the U.S. Internal Revenue Code of 1986 (the "**Code**"). The Subscriber hereby covenants and agrees that the Subscriber (x) is not currently making a market in its Interest and (y) will not transfer its Interest on an established securities market or a secondary market (or the substantial equivalent thereof) within the meaning of Sections 469(k)(2) and 7704(b) of the Code (and any Treasury Regulations, revenue rulings, or other official pronouncements of the Internal Revenue Service (the "**IRS**") or the Treasury Department promulgated or published thereunder). If the Subscriber is an entity disregarded as separate from its owner for U.S. federal income tax purposes (a "**Disregarded Entity**") or a trust as to which the grantor or other person is treated as the owner of any portion of the trust under Sections 671-679 of the Code (a "**Grantor Trust**") and if the first beneficial owner of the Subscriber (directly or indirectly) that is not a Disregarded Entity (the "**Subscriber's Owner**") or each grantor or other owner of such Grantor Trust for U.S. federal income tax purposes (each such person or each Subscriber's Owner, a "**Tax Owner**") is a Pass-Through Entity, the Subscriber represents and warrants that the representations in this Section 3.17 would be true if all references to "the Subscriber" were replaced with "the Tax Owner."

3.20 *Restricted Person and Covered Person Status*. In connection with the Company's participation (or, if the Managing Member deems it appropriate in its judgment, the Subscriber's non-participation) in any investment in securities that are part of a "new issue" within the meaning of the rules of the Financial Industry Regulatory Authority ("**FINRA**"), the Subscriber understands that the Company may request and the Subscriber hereby agrees to provide to the Company such information as may be required under applicable FINRA rules, including any information necessary to determine whether the Subscriber is a "restricted person," as defined in FINRA Rule 5130 or a "covered person" for purposes of FINRA Rule 5131.

3.21 *No Representations Regarding Tax Benefits*. The Subscriber is not purchasing the Interest with a view to realizing any benefits under United States federal income tax laws, and no representations have been made to the Subscriber that any such benefits will be available because of the Subscriber's purchase, ownership, or disposition of the Interest. The Subscriber acknowledges and agrees that none of the Memorandum, the Limited Membership Agreement, or this Subscription Agreement or any other offering materials provided to the Subscriber contain any disclosure concerning the tax aspects of the Company's activities under any state, local, foreign or other jurisdictions (other than United States federal income tax matters) and that the United States federal income tax matters summarized in the Memorandum are general in nature, are not intended to apply, and likely will not apply, to any specific investor in light of its particular circumstances and in many cases are uncertain and subject to change. Accordingly, the Subscriber acknowledges and agrees that it has consulted with, and relied solely upon, its own

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tax advisors in connection with its decision to purchase the Interest.

3.22 *Privacy Rule*. If the Subscriber is a natural person, he or she has received a notice regarding privacy of financial information under the U.S. Federal Trade Commission privacy rule, 16 C.F.R. Part 313 (the "**Privacy Rule**") and agrees that the Interest is a financial product that the Subscriber has requested and authorized. In accordance with Section 14 of the Privacy Rule and Section 10 below, the Subscriber acknowledges and agrees that the Company may disclose nonpublic personal information of the Subscriber to the Company's accountants, attorneys and other service providers as necessary to administer the Company and to effect and enforce the Company's and the Members' rights and obligations.

3.23 *Employee Benefit Plan Status*. The Subscriber understands that because it is the intent of the Company to operate in a manner such that the assets of the Company will not be "plan assets" subject to the provisions of Part 4 of Subtitle B of Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") and/or Section 4975 of the Code, the Subscriber must provide the Company with information necessary for the Managing Member to determine whether the Company will be subject to the provisions of ERISA.

3.24 *Tax Owner; UBTI Reporting*. The Subscriber represents and warrants that the Subscriber (or, if the Subscriber is a Disregarded Entity or Grantor Trust, the Tax Owner) will be the beneficial owner of the Interest to be acquired pursuant to this Subscription Agreement and is not acquiring the Interest on behalf of or as nominee, agent or representative for another person.

3.25 *Non U.S. Person*. Except as disclosed to the Managing Member in the attachments hereto that the Subscriber has completed, the Subscriber is not a foreign corporation, foreign limited liability company, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and the Income Tax Regulations promulgated thereunder and referred to herein as a "**Non-U.S. Person**"), and the Subscriber agrees to notify the Managing Member within 30 days of the date it becomes a Non-U.S. Person.

4. **Tax Matters**.

4.1 *Acknowledgement of Withholding*. The Subscriber acknowledges and agrees that under U.S. federal tax law (including Sections 1441, 1442, 1445, 1446, 1471, 1472, 1473 and 1474 of the Code), and possibly under applicable non-U.S. or U.S. state or local law, the Company and/or its subsidiaries must withhold tax with respect to certain transfers of property and/or other income or activities of the Company and/or its subsidiaries. In addition, backup withholding may be required in certain circumstances.

4.2 *Documentation Relating to Withholding*. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation) and Attachment 1 when submitted to the Company will be true, correct, and complete.

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The Subscriber shall (i) promptly inform the Managing Member of any change in such information and (ii) furnish to the Company a new properly completed and executed form, certificate, or attachment, as applicable, as may be required under the IRS instructions to such forms, the Code or any applicable Treasury Regulations or as may be requested from time to time by the Company.

4.3   *Additional Tax Information*.

(a)   The Subscriber acknowledges that, in order to (i) satisfy the Company's tax filing requirements (including to amend filings in order to obtain a lower tax rate) or (ii) comply with the provisions of Sections 1471 through 1474 of the Code, as may be amended from time to time, and administrative guidance promulgated thereunder (or which may be promulgated in the future), and any applicable intergovernmental agreement related thereto (collectively, "**FATCA**") and avoid the imposition of U.S. withholding tax pursuant thereto, the Managing Member may, from time to time, (x) require further information, documentation or certification from the Subscriber, which may include (without limitation) information and/or documentation relating to the Subscriber, the Subscriber's direct and indirect beneficial owners, and any such beneficial owner's identity, residence (or jurisdiction of formation) and income tax status, and which may need to be certified by the Subscriber under penalties of perjury, and (y) provide or disclose any such information, documentation or certification to the IRS or other governmental agencies.

(b)   The Subscriber (i) agrees that, consistent with Section 4.3(a) above, it shall provide such information, documentation or certification as the Managing Member, in its sole discretion, determines is necessary or advisable for the Company to comply with its obligations under FATCA or to satisfy any tax filing requirement, (ii) agrees, consistent with FATCA, to waive any provision of law of any non-United States jurisdiction that would prevent the Company's compliance with FATCA, including but not limited to the Subscriber's provision of any requested information, documentation or certification, and (iii) consents to use of any information provided by the Subscriber for purposes of complying with the Company's tax filing requirements or FATCA or any similar tax reporting and/or tax withholding regime.

(c)   The Subscriber acknowledges that the Managing Member will determine, in its sole discretion, how to comply with FATCA. The Subscriber acknowledges and agrees that it shall have no claim against the Managing Member or its Affiliates for any damages or liabilities attributable to any such FATCA compliance determinations.

4.4   *Consent to Electronic Delivery of Schedules K-1*. The Subscriber (i) consents to receive Schedules K-1 (Member's Share of Income, Deductions, Credits, etc.) from the Company (and any alternative investment vehicle classified as a partnership

for U.S. federal income tax purposes in which the Subscriber owns an interest by reason of its investment in the Company electronically via email, the internet or another electronic reporting medium in lieu of paper copies and (ii) agrees to confirm this consent electronically at a future date in a manner set forth by the Managing Member at such time.

5. **Anti-Money Laundering, Terrorist Financing and OFAC Representations**. The Subscriber represents and warrants that the amounts paid or to be paid by it to the Company in respect of this Subscription Agreement are not directly, or to the Subscriber's knowledge indirectly, derived from activities that may contravene U.S. federal or state or non-U.S. laws or regulations, including laws and regulations governing money laundering and terrorist financing. The Subscriber also represents and warrants to, and agrees and covenants with, the Company, as of the date hereof and as of each subsequent date on which the Subscriber acquires any additional interest in, or makes a capital contribution to, the Company that, to its knowledge, none of (i) the Subscriber, (ii) any person controlling or controlled by the Subscriber, (iii) if the Subscriber isa privately held entity, any person having a beneficial interest in the Subscriber, or (iv) if the Subscriber is a trustee, any beneficiary of the trust for which the Subscriber is acting as trustee in connection with this Subscription Agreement (those persons covered by (ii), (iii) and (iv) collectively being referred to as "**Related Parties**") is named on any list of prohibited persons, entities or jurisdictions maintained and administered by the U.S. Treasury Department's Office ofForeign Assets Control ("**OFAC**"), or otherwise covered by any other sanctions program administered by OFAC. The lists of OFAC prohibited persons, entities or jurisdictions can be found on the OFAC website at www.treas.gov/ofac and the Subscriber should review the website before making this representation. The Subscriber agrees promptly to notify the Company should the Subscriber become aware of any change in the information set forth in this Section 5.

6. **Anti-Money Laundering, Terrorist Financing and OFAC Compliance**. The Subscriber acknowledges that, to comply with anti-money laundering, OFAC and related requirements that are applicable to the Company, the Managing Member may at any time require such information as the Managing Member deems necessary to establish the identity of the Subscriber and any Related Parties and may seek to verify such identity and the source of funds for the subscription. If the Managing Member deems it necessary, for other reasons, to comply with anti-money laundering, OFAC and related requirements applicable to the Company, including, without limitation, as a result of any delay or failure by the Subscriber or any Related Party to produce any information required for identification, identity verification and/or source-of-funds confirmation purposes, the Managing Member, on behalf of the Company, may refuse to accept this Subscription Agreement and/or any portion or all of the subscription and may return any funds received to the account from which such funds were sent (unless such return is, in the judgment of the Managing Member, contrary to applicable law or regulation or contrary to the dictate of law enforcement officials, in which case the funds may be blocked or retained). The Subscriber acknowledges that the Managing Member may refuse to make any distribution or other payment to the Subscriber if the Managing Member determines, suspects, or is advised that such distribution or payment might result in a violation of any applicable anti-money laundering, OFAC or other laws or regulations by any person in any relevant jurisdiction, or such refusal is considered by the Managing Member necessary or appropriate to ensure

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the compliance by the Managing Member with any such laws or regulations in any relevant jurisdiction. The Subscriber acknowledges that the Managing Member or the Company may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Subscriber and any Related Parties to appropriate government authorities. The Subscriber agrees further that the Indemnified Persons (as defined in Section 9) shall be held harmless and indemnified against any liability, loss, claim, cost, damage or expense (i) arising as a result of a failure to process any subscription or the refusal to make a distribution or other payment under terms of this Section 6, or (ii) which the Company or the Managing Member may suffer as a result of any violations of law, rule or regulation committed by the Subscriber.

7. **Additional Information**. The Subscriber agrees to supply any additional written information concerning the representations in this Subscription Agreement or any other matter relevant to the compliance of the Company, the Managing Member or a Management Company with applicable law, that the Managing Member may reasonably request from time to time.

8. **Confirmation of Representations**. The Subscriber shall (i) be deemed to have confirmed the accuracy of the representations in this Subscription Agreement, including the attachments hereto, to the Company as of the date the Managing Member, on behalf of the Company, accepts this Subscription Agreement and each subsequent date on which the Subscriber acquires any additional interest in the Company or makes a capital contribution to the Company, (ii) promptly notify the Company if the Subscriber becomes aware that such representations are, at any time, inaccurate in any respect and (iii) furnish the Company with such updated information as may be necessary in order to ensure that the Subscriber's responses to all portions of this Subscription Agreement are, at all times, accurate and complete.

9. **Indemnification**. The Subscriber shall indemnify and hold harmless the Managing Member, the Company and their respective partners, members, directors, managers, officers, employees, agents, Affiliates, successors, heirs and assigns (collectively, the "**Indemnified Persons**") from and against any losses, claims, damages, liabilities, costs or expenses to which any of them may become subject arising out of or based upon any false representation or warranty, or any breach of or failure to comply with any covenant or agreement, made by the Subscriber in this Subscription Agreement or in any other document furnished to the Company in connection with the Subscriber's acquisition of the Interest. The Subscriber will reimburse each Indemnified Person and the Company for their reasonable legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any action, proceeding or investigation arising out of or based upon the foregoing. The indemnity and reimbursement obligations of the Subscriber under this Section 9

shall be in addition to any liability which the Subscriber may otherwise have (including, withoutlimitation, liability under the Limited Membership Agreement).

10. **Disclosure of Information**. The Subscriber consents to the disclosure by the Managing Member and the Company of the Subscriber's identity, investment in the Company, as well as any relationship between the Company and the Managing Member or any Management Company employed by the Managing Member: (i) to the Management Company and its Affiliates; (ii) to existing and prospective investors in the Company and any other investment funds, account or programs sponsored or managed by the Managing Member or its Affiliates; (iii) to any bank or other party with whom the Company has or intends to conduct business that has requested such information; (iv) to any regulatory authority having jurisdiction over the Company, the Managing Member, any Limited Member or any of their respective Affiliates or any regulatory authority that requests such information in connection with any Company matter; (v) in connection with any litigation or other dispute or otherwise as necessary or appropriate to enforcethe terms of the Limited Membership Agreement; (vi) to any partners, members, managers, directors, officers, employees, agents, administrators, attorneys, accountants or other service providers of any Management Company employed by the Managing Member, the Company, the Managing Member or any of their respective Affiliates; (vii) as required by any law, rule or regulation or in response to any subpoena or other legal process; and (viii) otherwise as the Managing Member deems reasonably necessary for the conduct of the Company's business.

11. **Subscription Not Transferable**. Neither this Subscription Agreement nor the rights accruing pursuant to this Subscription Agreement shall be transferable without the Managing Member's prior written consent, which consent may be withheld for any or no reason.

12. **Binding Agreement**. This Subscription Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the Subscriber, subject to the requirements of Section 11, and, if accepted by the Company, shall be binding upon the Company's successors and assigns.

13. **Survival**. All the agreements, representations and warranties made by the Subscriber in this Subscription Agreement, including its attachments, shall survive the execution of the Limited Membership Agreement by the Subscriber.

14. **Account Information**. The Subscriber elects to be paid all cash distributions and other cash amounts payable to the Subscriber by the Company by wire transfer to the account indicated on Attachment 1. The Company is authorized to pay such distributions and other payments to suchaccount until five business days after it has received from the Subscriber, in writing, new payment instructions. None of the Indemnified Persons (as defined in Section 9 above) shall have any liability for any distribution or payment paid to the account indicated by the Subscriber, or as subsequently modified in writing by the Subscriber.

15. **FOIA Laws**. The Subscriber represents that unless otherwise indicated on Attachment 1, the Subscriber is not a "FOIA Person," and agrees that the Subscriber will immediately notify the Company in the event the Subscriber is or otherwise becomes a FOIA Person at

any time during the term of the Company. "**FOIA Person**" means: (i) a person that is directly or indirectly subject to either Section 552(a) of Title 5, United States Code (commonly known as the "Freedom of Information Act") or any similar federal, state, county or municipal public disclosure law, whether foreign or domestic; (ii) a person that is subject, by regulation, contract or otherwise, to disclose Company information to a trading exchange or other market where interests in such Subscriber are sold or traded, whether foreign or domestic; (iii) a pension fund or retirement system for a government entity, whether foreign or domestic; (iv) a person who, by virtue of such person's (or any of its Affiliate's) current or proposed involvement in government office, is required to or will likely be required to disclose Company information to a governmental body, agency or committee (including, without limitation, any disclosures required in accordance with the U.S. Ethics in Government Act of 1978, as amended, and any rules and regulations of any executive, legislative or judiciary organization), whether foreign or domestic; (v) an agent, nominee, fiduciary, custodian or trustee for any person described in clauses (i) through (iv) and (vi) of this Section 15 if Company information provided to or disclosed to the Subscriber by the Company or the Managing Member could at any time become available to such person described in clauses (i) through (iv) or (vi) of this Section 15; or (vi) a person that is itself an investment fund or other entity that has any person described in clauses (i) through (v) of this Section 15 as a partner, member or other beneficial owner if Company information provided to or disclosed to the Subscriber by or on behalf of the Company or the Managing Member could at any time become available to such person.

16.   **Waiver; Modification**. Neither this Subscription Agreement nor any provision hereof may be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom such waiver, modification, discharge, or termination is sought to be enforced.

17.   **Headings**.   Section and subsection headings used herein are for convenience of reference only, are not part of this Subscription Agreement and shall not be considered in interpreting this Subscription Agreement.

18.   **Integration**. This Subscription Agreement and the Limited Membership Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings of the parties in connection therewith. No covenant, representation or condition not expressed in this Subscription Agreement, or the Limited Membership Agreement shall affect, or be effective to interpret, change or restrict, the express provisions of this Subscription Agreement.

19.   **Separability**. Each provision of this Subscription Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Subscription Agreement that are valid and such invalid provision shall be deemed severed from the remainder of this Subscription Agreement and replaced with a valid provision as similar in intent as reasonably possible to the provision so severed.

Golden Trinity, LLC   *Subscription Agreement*

20.   **Counterparts**. This Subscription Agreement may be executed in counterparts with the same effect as if the parties executing the counterparts had all executed one counterpart.

21.   **Power of Attorney**. The Subscriber hereby grants to the Managing Member a special power of attorney, making, constituting and appointing the Managing Member as the Subscriber's attorney-in- fact, with power and authority to act in the Subscriber's name and on the Subscriber's behalf to execute, acknowledge and swear to the execution, acknowledgment and filing of the Limited Membership Agreement as well as any other documents as shall be necessary to admit the Subscriber as a Limited Member of the Company in accordance with the terms of the Limited Membership Agreement and this Subscription Agreement. This special power of attorney is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or legal incapacity of the Subscriber. The Subscriber hereby agrees with the Managing Member and as separate agreements with each Member of the Company that the undersigned will comply with and observe all the agreements and covenants of the Limited Members contained in the Limited Membership Agreement as if the undersigned has been an original party thereto and as if the same were herein set out in full. In the event of conflict between the Limited Membership Agreement and any other document executed, acknowledged, or filed pursuant to this power of attorney, the Limited Membership Agreement shall control.

22.   **Governing Law**. This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Wyoming, without regard to its principles of conflict of laws. Unless waived in writing by the Managing Member, the Subscriber agrees that only courts within the State of Utah, whether state or federal, shall have jurisdiction of any disputes among the Members arising, directly or indirectly, under or in connection with this Subscription Agreement or relating, directly or indirectly, to the Company. The Subscriber consents to the personal jurisdiction of such courts and agrees that service of process may be made upon the Subscriber by certified mail, return-receipt requested, or in any other manner permitted by law. The Subscriber agrees not to assert in any action brought in any such court that such action is brought in an inconvenient forum, or otherwise make any objection to venue. THE SUBSCRIBER HEREBY IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY CAUSE OF ACTION ARISING OUT OF THIS SUBSCRIPTION AGREEMENT AND ANY AND ALL RELATED DOCUMENTS AND AGREEMENTS.

23.   **Notices**. Any notice, demand, request, or other communication that may be required or contemplated herein shall be sufficiently given in accordance with the notice provisions of the Limited Membership Agreement.

24.   **Changes to Limited Membership Agreement**. The Subscriber acknowledges that the Limited Membership Agreement may be amended or modified after the Subscriber has delivered signed documents to the Managing Member and prior to the admission of the Subscriber as a limited member. Unless the Subscriber has elected (by checking the appropriate box on its signature page) that this Section 24 not apply to the Subscriber, the Subscriber agrees that unless the Subscriber gives written notice to the Managing Member within five business days of receiving any proposed changes to the form of the Limited Membership Agreement previously delivered to the Subscriber electing to terminate the

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Subscriber's subscription, the Subscriber shall be deemed to have agreed to such changes in the Limited Membership Agreement and agrees that the Subscriber's signature pages to the Limited Membership Agreement may be attached to a form of Limited Membership Agreement reflecting those changes.

[Signature Page to Follow]

PRIVACY NOTICE

Golden Trinity, LLC (the "Company")

In the normal course of the formation, operation and dissolution of the Company, the Company will collect and disclose certain private information about its limited members. Personal financial information about the limited members, such as their names, addresses, social security numbers, assets and incomes, will be obtained from Subscription Agreements and other documents. Other personal information about the limited members, such as capital account balances, account data and information about their participation in other investments, will be obtained during transactions between the limited members and the Company or its affiliates.

Except as described below, this private information will be disclosed only as permitted by applicable law to the Company's affiliates and service providers, including the Company's accountants, attorneys, administrators, and any other parties whose services are necessary or convenient to the formation, operation, or dissolution of the Company. Any party receiving private information about the limited members pursuant to the preceding sentence will be authorized to use such information only to perform the services required and as permitted by applicable law. No party receiving a limited member's personal information will be authorized to use or share that information for any other purpose.

With respect to personnel of the Company and its affiliates, access to private information about the limited members will be restricted to individuals who require such access to provide services to the Company and the limited members. The Company will maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard private information about their limited members.

In all events, the Company may disclose limited member information: (i) to other limited members as required or permitted under its Limited Membership Agreement; and (ii) as otherwise required by applicable law.

This privacy notice reflects a privacy policy that has been adopted by Golden Trinity, LLC and Golden Trinity Management, LLC which may be updated from time to time. This privacy policy applies to the personal information of prospective, existing, and former limited members of the Company who are individuals or certain entities that are essentially "alter egos" of individuals (*e.g.*, grantor trusts, IRAs and similar individual self-directed estate planning or investment vehicles).

*   *   *